TIOMIN RESOURCES INC.



82-3720

RECEIVED

2006 MAR 21 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appointment of Mrs. Laurie Gaborit

Toronto, Canada. March 10, 2006. Tiomin Resources Inc. is pleased to announce that it has engaged the services of Mrs. Laurie Gaborit to provide the Company with strategic investor relations and financial communications services. Mrs. Gaborit brings strong expertise in investor relations and will be responsible for enhancing Tiomin's current investor relations activities to elevate its profile within the investment community.

Mrs. Gaborit is an experienced investor relations professional with over eight years of experience in developing strategic investor relations and corporate communications programs for the resource industry. She holds an Honours Bachelor of Science degree in geology and has worked in mineral exploration in North and South America.

For further information, please contact Tiomin at (416) 350-3779 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232 or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.

SUPPL

NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

PROCESSED

MAR 22 2006

THOMSON FINANCIAL